AGL

Tel: 612 9922 0101
Fax: 612 9957 3671

AGL Centre
111 Pacific Highway
North Sydney
NSW 2060

The Australian Gas Light Company
ABN 95 052 167 405

Locked Bag 944
North Sydney
NSW 2059
www.agl.com.au

RECEIVED
2005 JUL 14 A 10:2
OFFICE OF INTERNATIONAL CORPORATE FINANCE

8 July 2005

05009717

BY COURIER

Attention: Mr Michael Coco
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street NW
WASHINGTON DC 20549
(Contact Tel: 202.628.4222)

SUPPL

Dear Sir

THE AUSTRALIAN GAS LIGHT COMPANY
12g3-2(b) INFORMATION
FILE NO. 82-4797

I enclose information which The Australian Gas Light Company is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments, please call the undersigned on +61 2 9921 2349.

Yours faithfully

Jane McAloon
Group Manager Corporate & External Services
& Company Secretary

PROCESSED
JUL 1 8 2005
THOMSON
FINANCIAL

Encl.

dlw 7/14

Issues Raised and Reported to the ASX

Period 1 June 2005 to 30 June 2005 (inclusive)

Date	Name of Document
16 June 2005	Agility expands presence in Queensland
22 June 2005	ESC draft decision adversely impacts electricity network
28 June 2005	PNG Pipeline Link to Northern Territory

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 16/06/2005

TIME: 15:23:28

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Agility Spreads Presence in Queensland

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

AGL

Tel: 02 9921 0101
Fax: 02 9921 2751

The Australian Gas Light Company
ABN 95 052 167 405

North Sydney
AGL Centre, 111 Pacific Highway
North Sydney NSW 2060

Locked Bag 944
North Sydney NSW 2059
www.aglinvestor.com

media release

16 June 2005

Agility expands presence in Queensland

National infrastructure service provider Agility, a fully owned subsidiary of the Australian Gas Light Company (AGL), has expanded its presence in Queensland through the acquisition of Oakland Constructions (Oakland).

AGL Managing Director Greg Martin said Oakland specialises in underground electricity cable installation services in the south-east supply region of Queensland.

"This acquisition will further establish Agility as one of the leading service providers in the rapidly consolidating Queensland electricity services market and demonstrates Agility's ongoing commitment to playing a key role in maintaining and developing Queensland's energy infrastructure assets," Mr Martin said.

"By combining the technical competence and experience of the Oakland personnel with our capabilities, quality management processes and systems, Agility is confident that it will be able to continue to provide quality support for Energex and Ergon's infrastructure requirements."

Energex and Ergon have a combined capital works budget of $1.33 billion for the year 2005-06 and a regulator-approved capital budget of between $5.48 - $6.65 billion for the next five years. This is a significant increase over previous years and more extensive involvement of external service providers such as Agility is expected.

"In conjunction with Agility's existing overhead infrastructure services, the Oakland acquisition now provides Agility with the added capability to resource directly major turnkey projects," Mr Martin added.

Mr Martin said Agility is progressing with the integration of Oakland employees by offering them roles within the expanded Agility group.

The Agility expansion boosts AGL's presence in Queensland where the company has been active for 40 years. AGL is currently involved in the development of the Papua New Guinea to Queensland natural gas pipeline, has commercial and industrial electricity clients and is involved in the management of pipeline assets through its 30 per cent share of Australian Pipeline Trust.

Agility is targeting additional total revenue in the range of $60-70 million over the next five years associated with the Oakland acquisition, with EBIT to revenue margins commensurate with the existing Agility business. The acquisition is both earnings and cash flow accretive from year one.

Further enquiries:
Media

Contact: Jane Counsel, Media Relations Manager
Direct: 02 9921 2352
Mobile: 0416 275 273

Investors
Contact: Graeme Thompson, Head of Investor Relations
Direct: 02 9921 2789
Mobile: 0412 020 711

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 22/06/2005

TIME: 14:40:16

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

ESC draft decision adversely impacts electricity network

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

AGL

Tel: 02 9921 0101
Fax: 02 9921 2751

The Australian Gas Light Company
ABN 95 052 167 405

North Sydney
AGL Centre, 111 Pacific Highway
North Sydney NSW 2060

Locked Bag 944
North Sydney NSW 2059
www.aglinvestor.com

media release

22 June 2005

ESC draft decision adversely impacts electricity network

The Australian Gas Light Company (AGL) today strongly rejected the assumptions made by the Victorian Essential Services Commission (ESC) in its draft decision on the Victorian electricity network for 2006-2010[1].

In commenting on the draft decision AGL Managing Director Greg Martin said, "The ESC's draft decision is completely at odds with recent views from governments, the Productivity Commission and the Prime Minister's Infrastructure Taskforce that regulators should take a light-handed approach to regulation of infrastructure.

"AGL strongly disputes key elements of the draft decision. AGL submitted reasonable and independently justifiable forecasts of the costs of operating, maintaining and investing in the distribution network to provide reliable electricity supply, meet load growth and to connect new customers. The ESC has chosen to reject these forecasts for reasons we consider are inadequate.

"The ESC recognises that it has less knowledge than AGL on the required operating, maintenance and capital expenditure but even so, it is telling AGL how to run its electricity network", Mr Martin added.

Costs to accommodate wage rises and the employment of new apprentices have been disallowed. Of the $42.9 million submitted for step changes to operating and maintenance expenditure over five years, the ESC has disallowed $38.8 million, or 90%. On capital forecasts, the ESC has cut expenditure on reinforcements to the network from $71 million to $38 million (47% reduction) and asset replacement from $74 million to $57 million (24% reduction).

Cost savings achieved over AGL's previous regulatory period did not adversely affect the ability of AGL to improve network reliability from an average of 120 minutes off-supply per customer per year over 1995-1998 to an average of 86 minutes for 2001-2004. In 2004, customers connected to the AGL network were off-supply for 66 minutes on average. AGL believes the ESC's draft decision is not conducive to ongoing reliability improvements.

"AGL intends to pursue these matters vigorously through the remainder of the price setting process to reach a satisfactory final outcome in the best interests of consumers and the network owner. AGL will present further evidence to the ESC supporting AGL's submission and seek opportunities to discuss these key points of difference ahead of the ESC's final determination", Mr Martin concluded.

Further Enquiries
Media Contact: Jane Counsel, Media Relations Manager. Direct: 02 9921 2352 or 0416 275 273
Investors Contact: Graeme Thompson, Head of Investor Relations. Direct: 02 9921 2789 or 0412 020 711

---

[1] The final determination will determine the distribution prices AGL can charge for transporting electricity through its electricity distribution network to approximately 261,000 residents and businesses in Melbourne's North-West suburbs.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE:	28/06/2005
TIME:	12:20:54
TO:	AUSTRALIAN GAS LIGHT COMPANY (THE)
FAX NO:	02-9957-3671
FROM:	AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office
SUBJECT:	CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

PNG Pipeline Link to Northern Territory

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Tel: 02 9922 0101
Fax: 02 9921 2751

The Australian Gas Light Company
ABN 95 052 167 405

North Sydney
AGL Centre, 111 Pacific Highway
North Sydney NSW 2060

Locked Bag 944
North Sydney NSW 2059
www.aglinvestor.com

media release

28 June 2005

PNG pipeline link to Northern Territory

The AGL-Petronas Consortium (APC) comprising The Australian Gas Light Company (AGL) and Petronas Australia Pty Ltd, today welcomed news that Alcan had reached a conditional agreement with the Papua New Guinea (PNG) Gas Project participants[1] for 43.5 petajoules of gas per year over 20 years for its Northern Territory-based Gove alumina project.

APC continues to progress existing Front End Engineering and Design (FEED) program activities for the Australian component of the PNG to Queensland natural gas pipeline. As a result of the new agreement with Alcan, APC will work with the PNG Gas Project participants on addressing the requirements for a lateral extension of the pipeline to the Northern Territory to supply Gove.

Speaking on behalf of the APC consortium, AGL Managing Director Greg Martin said, "APC welcomes this significant development as a further sign of the market's confidence in the role for PNG gas in helping meet the rapidly growing demand for gas in Eastern Australia."

"Importantly, this development also demonstrates the potential opportunities for APC to participate in new infrastructure developments in fast-developing Northern and North Eastern Australia gas markets," Mr Martin added.

APC is the preferred developer of the Australian pipeline component of the PNG Gas project.

APC will undertake a final investment decision at the completion of the FEED program, which is scheduled for the end of this calendar year. The decision will be dependent upon the PNG Gas Project participants securing sufficient gas sales agreements to enable the project to proceed and APC concluding corresponding gas transportation arrangements.

The PNG pipeline project involves the development of a natural gas pipeline linking gas from the PNG Highlands to markets in Australia. The PNG Gas Project participants are targeting initial gas deliveries to customers from 2009.

Further enquiries:
Media
Contact: Jane Counsel, Media Relations Manager
Direct: 02 9921 2352 Mobile: 0416 275 273

Investors
Contact: Graeme Thompson, Head of Investor Relations
Direct: 02 9921 2789 Mobile: 0412 020 711

[1] PNG Gas project participants include Exxon Mobil (39.4%), Oil Search (54.2%), MRDC-PNG Government (3%), Nippon Oil (3.4%)